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                                                                  EXHIBIT (a)(3)
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                                                     MERRILL LYNCH, PIERCE,
                                                     FENNER & SMITH
                                                                INCORPORATED
                                                     RESPONSE CENTER
                                                     P.O. BOX 30200
                                                     NEW BRUNSWICK, NJ
                                                     08989-0200

   [LOGO]

Dear Stockholder:

    As you requested, we are enclosing a copy of the Merrill Lynch Senior Floating Rate Fund, Inc. (the "Fund") Offer to Purchase dated September 23, 1997, as supplemented on October 7, 1997 (the "Supplemented Offer to Purchase") 17,500,000 Issued and Outstanding Shares (the "Shares"). The Supplemented Offer to Purchase is for cash at Net Asset Value ("NAV") per share as of the expiration date of the Offer, less any Early Withdrawal Charge. Together with the Offer to Purchase we are sending you a Form Letter of Transmittal (the "Letter") for use by holders of record of Shares which you should read carefully. Certain selected financial information with respect to the Fund is set forth in the Offer to Purchase.

    If, after reviewing the information set forth in the Supplemented Offer to Purchase and Letter, you wish to tender Shares for purchase by the Fund, please either contact your Merrill Lynch Financial Consultant or other broker, dealer or nominee to effect the tender for you or, if you are the record owner of the Shares, you may follow the instructions contained in the Supplemented Offer to Purchase and Letter.

    Neither the Fund nor its Board of Directors is making any recommendation to any holder of Shares as to whether to tender Shares. Each stockholder is urged to consult his or her broker or tax adviser before deciding whether to tender any Shares.

    The Fund's annualized distribution rate for the period August 26, 1997 through September 22, 1997, based on the amounts actually distributed by the Fund, was 6.78%. The Fund's NAV on October 2, 1997 was $10.01 per Share. The Fund publishes its NAV each week in BARRON'S. It appears in the "Investment Company Institute List" under the sub-heading "Loan Participation Funds" within the listings of mutual funds and closed-end funds.

    Requests for current NAV quotations or for additional copies of the Supplemented Offer to Purchase, the Letter and any other tender offer documents may be directed to the Merrill Lynch Response Center at (800) 637-7455, ext. 2784.

    Should you have any other questions on the enclosed material, please do not hesitate to contact your Merrill Lynch Financial Consultant or other broker or dealer or call the Fund's Transfer Agent, Merrill Lynch Financial Data Services, Inc., at (800) 637-3863. We appreciate your continued interest in Merrill Lynch Senior Floating Rate Fund, Inc.

                                          Yours truly,

                                          MERRILL LYNCH, PIERCE, FENNER & SMITH
                                                      INCORPORATED